Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Successor	Predecessor	Successor	Predecessor
(in millions, except for ratios)	For the Three Months Ended September 30, 2007	For the Three Months Ended September 30, 2006	For the Period April 10, 2007 to June 30, 2007	For the Period July 1, 2006 to April 9, 2007	Year Ended June 30,
					2006	2005	2004	2003
Earnings/(loss) from continuing operations before income taxes and minority interest	(32.5)	6.2	(167.5)	39.3	108.4	(3.2)	195.7	211.7
Plus Fixed Charges:
Interest expense	49.3	1.6	44.1	8.9	6.8	17.1	4.3	14.7
Capitalized interest	—	—	—	—	4.1	1.6	2.9	0.6
Estimated interest within rental expense	1.5	1.7	0.9	3.6	6.1	6.6	6.7	4.7

Total Fixed Charges	50.8	3.3	45.0	12.5	17.0	25.3	13.9	20.0
Plus amortization of capitalized interest	0.2	0.2	0.3	0.5	0.4	0.2	0.1	—
Less: Interest expense capitalized	—	—	—	—	4.1	1.6	2.9	0.6

Earnings	18.5	9.7	(122.2)	52.3	121.7	20.7	206.8	231.1

Ratio of earnings to fixed charges		3.0		4.2	7.2		14.9	11.6
Shortfall	(32.3)		(167.2)			(3.0)